ANNUAL MEETING OF SHAREHOLDERS
On February 11, 2013, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1  Election of Trustees:

Net shares voted 'For' 		Peter G. Gordon 	43,540,711
Net shares voted 'Withhold' 				 1,148,713
Net shares voted 'For' 		Timothy J. Penny 	43,538,030
Net shares voted 'Withhold' 				 1,151,394
Net shares voted 'For' 		Michael S. Scofield 	43,549,618
Net shares voted 'Withhold' 				 1,139,806